FUND PARTICIPATION AGREEMENT

AGREEMENT, made on this 3rd day of March 1995, between FIRST SUNAMERICA LIFE INSURANCE COMPANY (“First Sun”), a life insurance company organized under the laws of the State of New York, on behalf of itself and on behalf of FS VARIABLE SEPARATE ACCOUNT (“Variable Account”), a separate account of First Sun existing pursuant to the laws of the State of New York and ANCHOR SERIES TRUST (“Fund”), an open-end management investment company established pursuant to the Commonwealth of Massachusetts under a Declaration of Trust dated August 26, 1983, which is composed of multiple investment series (“Portfolios”).

WITNESSETH:

WHEREAS, First Sun, by resolution, has established the Variable Account on its books of account for the purpose of funding certain variable annuity contracts issued by it; and

WHEREAS, the Variable Account is divided into various portfolios (“Divisions”) under which the income, gains and losses, whether or not realized, from assets allocated to each such Division are, in accordance with the applicable variable annuity contracts, credited to or charged against such Division without regard to any income, gains or losses of other Divisions or separate accounts of First Sun; and

WHEREAS, the Variable Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940(“Act”); and

WHEREAS, the Fund, a registered, open-end, diversified management investment company, is divided into various Portfolios, each Portfolio being subject to separate investment objectives and restrictions which may not be changed without a majority vote of the shareholders of each such Portfolio; and

WHEREAS, the Variable Account desires to purchase shares of the Fund in connection with the issuance of certain variable annuity contracts to be marketed under the name Polaris (collectively with other contracts and policies that may be funded through the Fund, “Contracts”); and

WHEREAS, the Fund agrees to make shares of its Portfolios available to serve as underlying investment media for the corresponding Divisions of the Variable Account; and

WHEREAS, SUNAMERICA CAPITAL SERVICES, INC. (“Distributor”), which serves as the distributor for the Contracts funded in the Variable Account pursuant to an agreement with First Sun on behalf of itself and the Variable Account is a broker-dealer registered as such under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.;

NOW, THEREFORE, in consideration of the foregoing and of mutual covenants and conditions set forth herein and for other good and valuable consideration, First Sun (on behalf of itself and the Variable Account) and, the Fund hereby agree as follows:

1.     The Contracts funded by the Variable Account Will provide for the allocation of net amounts among the Various Divisions of the Variable Account for investment in the shares of the particular Portfolio of the Fund underlying each such Division. The selection of a particular Division is to be made (and such selection may be changed) in accordance with the terms of the applicable Contract.

2.     No representation is made as to the number or amount of such Contracts to be sold. First Sun, pursuant to its agreement with Distributor, will make reasonable efforts to market those Contracts its determines from time to time to offer for sale and, although it is not required to offer for sale new Contracts, First Sun will accept payments and otherwise service existing contracts funded in the Variable Account.

3.     Fund shares to be made available to the respective Divisions of the Variable Account shall be sold by each of the respective Portfolios of the Fund and purchased by First Sun for that Division at the net asset value next computed after receipt of each order, as established in accordance with the provisions of the then current prospectus of the Fund. Shares of a particular Portfolio of the Fund shall be ordered in such quantities and at such times as determined by First Sun to be necessary to meet the requirements of those Contracts having amounts allocated to the Division for which the Fund Portfolio shares serve as the underlying investment medium. Orders and payments for shares purchased will be sent promptly to the Fund and will be made payable in the manner established from time to time by the Fund for the receipt of such payments. The Fund has the obligation to ensure that its shares be made available to the appropriate Division(s) under the Contracts are registered at all times under the Securities Act of 1933, as amended (the “1933 Act”).

4.     The Fund will redeem the shares of the various Portfolios when requested by First Sun on behalf of the corresponding Division of the Variable Account at the net asset value next computed after receipt of each request for redemption, as established in accordance with the provisions of the then current prospectus of the Fund. The Fund will make payment in the manner established from time to time by the Fund for the receipt of such redemption requests, but in no event shall payment be delayed for a greater period than is permitted by the 1940 Act.

5.     Transfers of the Fund’s shares will be by book entry only. No stock certificates will be issued to the Variable Account. Shares ordered from a particular Portfolio to the Fund will be recorded in an appropriate title for the corresponding Division of the Variable Account.

6.     The Fund shall furnish notice promptly to First Sun of any dividend or distribution payable on its shares which are subject to this Agreement. All of such dividends and distributions as are payable on each of the Portfolio shares in the tittle for the corresponding Division of the Variable Account shall be automatically reinvested in additional shares of that Portfolio of the Fund. The Fund shall notify First Sun of the number of shares so issued.

7.     All expenses incident to the performance of the Fund under this agreement shall be paid by the Fund .The Fund shall ensure that all of its shares which are subject to this Agreement are registered and authorized for issue in accordance with applicable federal and state laws prior to their purchase by the Variable Account. First Sun shall bear none of the expenses for the cost of registration of the Fund’s shares, preparation of the Fund’s prospectuses, proxy materials and reports, the distributions of such items to shareholders, the preparation of all statements and notices required by any federal or state law or any taxes on the issue or transfer of the Fund’s shares subject to this Agreement.

8.     First Sun, either directly or through Distributor, shall make no representations concerning the Fund’s shares which are subject to this Agreement other than those contained in the then current prospectus of the Fund and in printed information subsequently issued by the Fund as supplemental to such prospectus.

9.     First Sun and the Fund acknowledge that in the future, the fund’s shares may become available for investment by separate accounts of other insurance companies, which may or may not be affiliated persons (as that term is defined in the Act) of First Sun (collectively with First Sun, “Participating Insurers”). In such event, (a) the Fund shall undertake that its Board of Trustees (“Board”) will monitor the fund for the existence of material irreconcilable conflicts that may arise between the Contract owners of Participating Insurers, for the purpose of identifying and remedying any such conflict and (b) paragraphs 10, 11 and 12 shall apply. In discharging its responsibilities under paragraphs 10,11 AND 12 HEREINAFTER, First Sun will cooperate and coordinate, to the extent necessary, with the Board and with the other Participating Insurers. The Fund agrees that it will require, as a condition to participation, that all Participating Insurers shall have obligations and responsibilities regarding conflicts of interest corresponding to those that are agreed to hererin by First Sun pursuant to such paragraphs 10,11 and 12 and pursuant to this paragraph 9.

10.     First Sun shall provide pass-through voting privileges to all variable Contract owners so long as the U.S. Securities and Exchange Commission continues to interpret the Act as to require pass-through voting privileges for variable Contract owners. First Sun shall be responsible for assuring that the Variable Account calculates voting privilege in a manner consistent with separate accounts of other Participating Insurers, as determined by the Board. First Sun will vote shares for which it has not received voting instructions in the same proportions as it votes shares for which it has received instructions.

11.     First Sun will report to the Board any potential or existing conflicts of which it is or becomes aware between any of its Contract owners or between any of its Contract owners and Contract owners of other participating Insurers. First sun will be responsible for assisting the Board in carrying out its responsibilities to identify material conflicts by providing the Board to consider any issues raised, including information as to a decision by First Sun to disregard voting instructions of its Contract owners.

12.     The Board’s determination of the existence of an irreconcilable material conflict and its implications shall be made known promptly by it to First Sun and other Participating Insurers. An irreconcilable material conflict may arise for a variety of reason, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance tax, or securities laws or regulations, or a public ruling, private letter ruling, or any similar action by insurance, tax, or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of any Portfolio are being managed; (e) a difference in voting instructions given by variable annuity Contract owners and variable life insurance Contract owners or by Contract owners of different Participating Insurers; or (f) a decision by a Participating Insurer to disregard the voting instructions of variable Contract owners.

13.     If it is determined by a majority of the Board or a majority of its disinterested Trustees that a material irreconcilable conflict exists that affects the interests of First Sun Contract owners, First Sun shall, in coorperation with other Participating Insurers whose Contract Owners’ interests are also affected by the conflict, take whatever steps are necessary to remedy or eliminate the irreconcilable material conflict, which steps could include: (a) withdrawing the assests allocable to the Variable Account from the Fund or any Portfolio and reinvesting such assets in a different investment medium, including another Portfolio of the Fund, or submitting the question of whether such segregation should be implemented to a vote of all affected Contract owners and, as appropriate, segregating the assets of any particular group (e.g., annuity Contract owners or life insurance Contract owners) that votes in favor of such segregation, or offering to the affected Contract owners of the option of making such a change; and (b) establishing a new registered management investment company or managed separate account. First Sun shall take such steps at its expense if the conflict affects solely the interest of the owners of First Sun Contracts, but shall bear only its equitable portion of any such expense if the conflict also affects the interest of the Contract owners of one or more Participating Insurers other than First Sun, provided: that this sentence shall not be construed to require the Fund to bear any portion of such expense. If a material irreconcilable conflict arises because of First Sun’s decision to disregard Contract owner voting instructions and that decision represents a majority position or would preclude a majority vote, First Sun may be required, at Fund’s election, to withdraw the Variable Account’s investment in the Fund, and no charge or penalty will be imposed against the Variable Account as a result of such a withdrawal. First Sun agrees to take such remedial action as may be required under this paragraph 13, a majority of the disinterested members of the Board shall determine whether or not any proposed action adequately remedies any irreconcilable conflict, but in no event will Fund be required to establish a new funding medium for any variable Contracts. First Sun shall not be required by this paragraph 13 to establish a new funding medium for any variable Contract if an offer to do so has been declined by vote of a majority of affected Contract owners.

14. This Agreement shall terminate:

(a)	at the option of First Sun or the First Sun or the Fund upon 60 days’ advance written notice to all other parties to this Agreement; or

(b)

at the option of First Sun if any of the Fund’s shares are not reasonably available to meet the requirements of the Contracts funded in the Variable Account as determined by First Sun. Prompt notice of election to terminate shall be furnished by First Sun; or

(c)	at the option of the First Sun upon institution of formal proceedings against the Fund by the Securities and Exchange Commission; or

(d)

upon the vote Contract owners having an interest in a particular Division of the Variable Account to substitute the shares of another investment company for the corresponding Portfolio shares in accordance with the terms of the Contracts for which those Fund shares had been selected to serve as the underlying investment medium. First Sun will give 30 days’ prior written notice to the Fund of the date of any proposed action to replace the Fund’s shares; or

(g)

in the event a Portfolio’s shares are not registered, issued or sold in accordance with applicable state and/or federal law or such law precludes the use of such shares as the underlying investment medium of the Contracts funded in the Variable Account. Prompt notice shall be given by each party to all other parties in the event that the conditions stated in subsections (b), (c) or (d) of this paragraph 14 should occur.

15.      Notwithstanding any other provisions of this Agreement, the obligations of the Fund hereunder are not personally binding upon any of the trustees, shareholders, officers, employees or agents of the Fund; resort in satisfaction of such obligations shall be had only to the assets and property of the Fund and not to the private property of any of such Fund’s trustees, shareholders, officers, employees or agents.

16.     This Agreement shall be construed in accordance with the laws of the State of California.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FIRST SUNAMERICA LIFE INSURANCE COMPANY

By:	/s/ Eli Broad
Eli Broad
President and Chief Executive Officer

FS VARIABLE SEPARATE ACCOUNT

By:	FIRST SUNAMERICA LIFE INSURANCE COMPANY

By:	/s/ Eli Broad
Eli Broad

ANCHOR SERIES TRUST

By:	/s/ ROBERT M. ZAKEM
Name:	ROBERT M. ZAKEM
Title:	SECRETARY

Acknowledged and Agreed:

SUNAMERICA CAPITAL SERVICES, INC.

By:	/s/ PETER HARBECK	Dated:
PETER HARBECK
Executive Vice President